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As filed with the Securities and Exchange Commission on November 5, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROCKWOOD HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	52-2277366 (I.R.S. Employer Identification Number)

100 Overlook Center
Princeton, New Jersey 08540
(609) 514-0300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540
(609) 514-0300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Roxane F. Reardon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                         .

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                         .

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.01 per share	(1)	(2)	(2)	(2)

(1)
There is being registered hereby such indeterminate number of shares of common stock as may from time to time be issued at indeterminate prices. There is also being registered such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)
Since an unspecified amount of shares of common stock registered hereby will be offered from time to time at indeterminate offering prices pursuant to an automatic shelf registration statement, the Registrant has elected to rely on Rule 456(b) and Rule 457(r) of the Securities Act of 1933, as amended, to defer payment of the registration fee.

PROSPECTUS

Common Stock

        We or a selling stockholder may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time our common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement may also add, update or change the information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

        You should carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.

        Our common stock is listed on the New York Stock Exchange under the symbol "ROC."

        Investing in our securities involves risks. You should consider the risk factors described in this prospectus, any accompanying prospectus supplement and in the documents we incorporate by reference. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

November 5, 2007

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the "Commission," using a "shelf" registration process. Under this shelf registration process, we and/or a selling stockholder or selling stockholders may offer and sell from time to time securities in one or more offerings or resales. Each time securities are offered, we will provide a supplement to this prospectus that contains specific information about the offering and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the heading "Where You Can Find Additional Information."

        You should rely only on the information contained or incorporated by reference in this prospectus and the accompanying supplement or any free writing prospectus prepared by us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of our securities in any state where the offer is not permitted.

        Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless we indicate otherwise or the context otherwise requires, any references to "we," "our," "us," the "Company" or "Rockwood" refer to Rockwood Holdings, Inc. and its consolidated subsidiaries.

i

OUR COMPANY

        Rockwood is a global developer, manufacturer and marketer of technologically advanced, high value-added specialty chemicals and advanced materials used for industrial and commercial purposes. Rockwood was formed in connection with an acquisition of certain assets, stock and businesses from Laporte plc ("Laporte") on November 20, 2000 (the "KKR Acquisition") by affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The businesses acquired focused on specialty compounds, iron-oxide pigments, timber-treatment chemicals, clay based additives, pool and spa chemicals, and electronic chemicals in semiconductors and printed circuit boards.

        On July 31, 2004, we acquired the specialty chemicals and advanced materials businesses of Dynamit Nobel (the "Dynamit Nobel Acquisition") which focused on titanium dioxide pigments, surface treatment and lithium chemicals and advanced ceramics. Through this acquisition, we created a further diversified portfolio of distinct specialty chemicals and advanced materials businesses, combining two companies with similar service-driven cultures focused on high margins; expertise in inorganic chemistry; stable profitability; growth platforms; and proven management teams. In addition, we believe the Dynamit Nobel Acquisition bolstered our leading competitive positions by enhancing our ability to develop innovative products and solutions for our customers, expanding our technological knowledge and further reducing our exposure to any particular raw material or end-use market.

        On August 22, 2005, we completed an initial public offering ("IPO") of 23,469,387 shares of our common stock, which included 3,061,224 shares issued and sold as a result of the underwriters' exercise of the over-allotment option. Net proceeds of approximately $435.7 million were primarily used to reduce indebtedness.

        On October 7, 2007, we entered into a definitive agreement to sell our electronics business (which is one of our reportable segments), excluding our French electronics business and our wafer reclaim business, to OM Group, Inc. Our French electronics business is subject to a put option exercisable by us. The closing of the sale is expected to occur in the fourth quarter of 2007, subject to regulatory approval.

        We currently operate our business through the following six business segments: (1) Specialty Chemicals; (2) Performance Additives; (3) Titanium Dioxide Pigments; (4) Advanced Ceramics; (5) Specialty Compounds; and (6) Electronics, although we will no longer operate our Electronics segment upon the closing of the sale of our Electronics segment, which is expected to occur in the fourth quarter of 2007, subject to regulatory approval. For financial information about each segment, see Note 4, "Segment Information," in the consolidated financial statements incorporated by reference herein.

        Our principal executive offices are located at 100 Overlook Center, Princeton, New Jersey 08540. Our telephone number is (609) 514-0300. Our website address is www.rocksp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

SELECTED FINANCIAL DATA

        The following selected consolidated financial data of our five most recent years ended December 31, 2006 and six months ended June 30, 2007 and 2006 should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data", which are included in our Form 10-K for the fiscal year ended December 31, 2006 and incorporated by reference herein.

        The statement of operations data set forth below with respect to the three years in the period ended December 31, 2006 and the balance sheet data as of December 31, 2006 and 2005, are derived from our audited financial statements incorporated by reference herein. The statement of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements not included herein. The selected consolidated financial data set forth below as of and for the six months ended June 30, 2007 and 2006 have been derived from our unaudited financial statements incorporated by reference herein. In the opinion of management, the unaudited financial statements for the six months ended June 30, 2007 and 2006 have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for an interim period are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions, except per share data; shares in thousands)
Statement of operations data:
Net sales:
Specialty Chemicals	$918.3	$842.0	$321.1	$—	$—	$538.8	$460.1
Performance Additives	766.3	680.7	630.9	477.3	443.8	401.0	395.3
Titanium Dioxide Pigments	441.1	430.5	175.7	—	—	239.4	219.2
Advanced Ceramics	389.6	369.6	146.3	—	—	224.1	190.7
Specialty Compounds	251.0	237.5	200.4	176.4	168.8	140.4	129.3
Electronics	208.9	181.8	168.1	143.6	147.3	103.1	101.0

Total net sales	2,975.2	2,742.1	1,642.5	797.3	759.9	1,646.8	1,495.6
Cost of products sold	2,045.2	1,877.0	1,185.7	581.4	542.5	1,117.1	1,026.9

Total gross profit	930.0	865.1	456.8	215.9	217.4	529.7	468.7
Selling, general and administrative expenses	584.6	522.7	314.6	118.0	112.9	315.0	288.9
Impairment charges (1)	2.2	0.4	11.0	35.0	50.0	—	—
Restructuring charges, net (2)	5.2	15.4	1.1	1.8	1.2	6.0	2.2
Management services agreement termination fee (3)	—	10.0	—	—	—	—	—
Gain on sale of assets (4)	(0.2)	(4.4)	—	—	—	(5.2)	(0.4)

Operating income	338.2	321.0	130.1	61.1	53.3	213.9	178.0
Other income (expenses):
Interest expense, net (5)	(195.7)	(209.3)	(161.1)	(112.3)	(108.2)	(92.6)	(85.0)
Loss on early extinguishment of debt (6)	—	(26.6)	—	—	—	(19.4)	—
Refinancing expenses (7)	—	(1.0)	(27.1)	(38.3)	—	(0.9)	—
Loss on receivables sold	—	—	—	—	(1.2)	—	—
Foreign exchange gain (loss) (8)	8.6	114.5	(126.2)	(18.5)	(24.6)	3.7	2.2
Other, net (9)	1.8	2.6	(2.8)	—	—	(0.1)	1.8

Income (loss) from continuing operations before taxes and minority interest	152.9	201.2	(187.1)	(108.0)	(80.7)	104.6	97.0
Income tax provision (benefit)	72.6	64.2	27.1	(16.3)	(12.5)	44.0	40.3

Income from continuing operations before minority interest	80.3	137.0	(214.2)	(91.7)	(68.2)	60.6	56.7
Minority interest in continuing operations	—	—	—	—	—	(3.4)	—

Net income (loss) from continuing operations	80.3	137.0	(214.2)	(91.7)	(68.2)	57.2	56.7
Income (loss) from discontinued operations, net of tax (10)	27.9	(44.2)	(1.9)	—	—	0.5	24.6
Gain on sale from discontinued operations (11)	—	—	—	—	—	115.7	—
Minority interest from discontinued operations	(5.2)	3.0	—	—	—	(0.1)	(4.2)

Net income (loss)	$103.0	$95.8	$(216.1)	$(91.7)	$(68.2)	$173.3	$77.1

Net income (loss) from continuing operations applicable to common shareholders—basic and diluted (12)	$80.3	$132.7	$(218.4)	$(102.9)	$(68.2)	$57.2	$56.7

Net income (loss) applicable to common shareholders—basic and diluted (12)	$103.0	$91.5	$(220.3)	$(102.9)	$(68.2)	$173.3	$77.1

Earnings (loss) per common share data (13):
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$1.09	$2.24	$(6.61)	$(4.96)	$(3.29)	$0.78	$0.77
Earnings (loss) from discontinued operations, net of tax	0.31	(0.69)	(0.05)	—	—	1.57	0.27

Basic earnings (loss) per share	$1.40	$1.55	$(6.66)	$(4.96)	$(3.29)	$2.35	$1.04

Weighted average number of shares outstanding	73,782	59,133	33,054	20,739	20,746	73,791	73,780

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operation	$1.07	$2.21	$(6.61)	$(4.96)	$(3.29)	$0.75	$0.76
Earnings (loss) from discontinued operations, net of tax	0.30	(0.69)	(0.05)	—	—	1.53	0.27

Diluted earnings (loss) per share	$1.37	$1.52	$(6.66)	$(4.96)	$(3.29)	$2.28	$1.03

Weighted average number of shares outstanding	75,044	60,002	33,054	20,739	20,746	76,150	75,041

Cash flow data:
Net cash provided by (used in) operating activities	$302.6	$257.6	$162.3	$42.6	$(4.1)	$148.3	$105.5
Net cash (used in) provided by investing activities	(248.8)	(276.6)	(2,232.9)	(48.5)	(30.4)	380.8	(101.1)
Net cash (used in) provided by financing activities	(102.7)	8.9	2,134.4	(1.7)	(18.9)	(356.7)	(66.7)
Effect of exchange rate changes on cash	(13.8)	1.0	5.6	3.8	2.6	(5.0)	(3.4)

Net (decrease) increase in cash and cash equivalents	$(62.7)	$(9.1)	$69.4	$(3.8)	$(50.8)	$167.4	$(65.7)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions)
Other data:
Depreciation and amortization	$191.0	$170.6	$106.6	$52.4	$46.3	$108.4	$93.0
Capital expenditures, excluding capital leases	171.9	163.5	81.0	34.3	36.0	(93.8)	(71.2)
EBITDA (14)	539.6	581.1	80.6	56.7	73.8	305.6	275.0
Non-cash (gains) and charges included in EBITDA (15)	(6.4)	(100.7)	151.4	90.4	74.6	10.8	(2.2)
Other special charges included in EBITDA (16)	88.3	90.5	100.4	2.4	2.0	8.8	6.4
	As of December 31,
						As of June 30, 2007
	2006	2005	2004	2003	2002
	($ in millions)
Balance sheet data:
Cash and cash equivalents	$27.7	$100.5	$91.3	$41.9	$45.7	$193.5
Working capital(17)	625.4	556.5	389.5	110.6	73.2	629.3
Property, plant and equipment, net	1,374.9	1,237.6	1,334.5	418.6	407.0	1,405.5
Total assets(1)	5,219.8	4,816.5	5,388.6	1,460.7	1,425.3	5,157.7
Total long-term debt, including current portion	2,838.7	2,761.2	3,280.5	1,063.5	1,012.0	2,526.8
Redeemable convertible preferred stock	—	—	34.3	30.1	—	—
Stockholders' equity	1,120.5	834.7	624.0	126.1	172.9	1,336.0

(1)
We recorded impairment charges of $2.2 million related to the write-down of property, plant and equipment in 2006 within our Specialty Chemicals segment and $0.4 million related to the write-down of property, plant and equipment in 2005 within our Performance Additives segment. As part of our impairment testing in 2004, 2003 and 2002, we determined that there were goodwill impairments of $4.0 million, $19.3 million and $50.0 million, respectively, in our Electronics segment. We also determined that there was a property, plant and equipment impairment of $7.0 million and $15.7 million in 2004 and 2003, respectively, in our Electronics segment. See Note 17 to our financial statements (which are incorporated by reference herein), "Impairment Charges," for further details.

(2)
Restructuring charges include certain expenses incurred in connection with severance charges and asset write-offs related to consolidations and cessations of certain of our operations. See Note 18 to our financial statements (which are incorporated by reference herein), "Restructuring Liability," for further details.

(3)
In connection with the IPO, we recorded an expense of $10.0 million in the third quarter of 2005 to terminate the management services agreement with affiliates of KKR and DLJ Merchant Banking Partners III, L.P. ("DLJMB").

(4)
We recorded net gains of $0.2 million, $4.4 million (including a gain of $1.7 million related to the sale and leaseback of a facility in the Specialty Chemicals segment), $5.2 million and $0.4 million for the years ended December 31, 2006 and 2005 and the six months ended June 30, 2007 and 2006, respectively, related to asset sales.

(5)
For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, and the six months ended June 30, 2007 and 2006, interest expense, net included gains (losses) of $7.2 million, $22.4 million, $6.0 million, $(6.0) million, $(11.6) million, $(2.0) million and $15.3 million, respectively, representing the movement in the mark-to-market valuation of our interest rate and cross-currency swaps for the periods. Included in these gains (losses) within interest expense, net for the years ended December 31, 2006, 2005, 2004 and 2003 and the six months ended June 30, 2007 and 2006, are mark-to-market (losses) gains of $(2.2) million, $3.6 million, $0.8 million, $(10.5) million, $(0.4) million and $(1.7) million, respectively, related to cross-currency swaps. In addition, for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the six months ended June 30, 2007 and 2006, interest expense, net includes $9.7 million, $10.7 million, $7.4 million, $6.1 million, $8.0 million, $4.7 million and $4.7 million, respectively, of amortization expense related to deferred financing costs.

(6)
In May 2007, we paid a redemption premium of $14.5 million and wrote off $4.9 million of deferred financing costs associated with the redemption of the 2011 Notes on May 15, 2007. In the third quarter of 2005, we paid a redemption premium of $13.2 million to redeem long-term debt and wrote off $13.4 million of deferred financing costs associated with the debt repaid in connection with the IPO.

(7)
In December 2005, we expensed $1.0 million in connection with the third amendment under the senior secured credit facilities. In 2004, we wrote off $27.1 million of deferred financing costs in connection with debt repayment and refinancing. In July 2003, we wrote off $36.9 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the July 2003 debt refinancing. In addition, we expensed $1.4 million in December 2003 of investment banking and professional fees in connection with the refinancing of borrowings under the then new senior credit facilities. In the first quarter of 2007, we expensed $0.9 million related to the fourth amendment of the senior secured credit agreement.

(8)
Foreign exchange gain (loss) represents the translation impact on our euro-denominated debt resulting from the (weakening) strengthening of the euro against the U.S. dollar during the applicable periods. In 2004, this amount also included a $10.9 million mark-to-market realized loss on foreign currency derivative agreements that we entered into in connection with the Dynamit Nobel Acquisition.

(9)
We recorded $1.8 million of income in 2006 ($1.6 million in the three months ended March 31, 2006 primarily related to the correction of an error related to a previously unrecorded asset in the Titanium Dioxide Pigments segment). The effect of this adjustment to our consolidated financial statements for the year ended December 31, 2005 was not material. In 2005, we recorded $2.6 million of income primarily related to the reversal of a bad debt reserve of $2.9 million related to a note receivable from the buyer in connection with the sale of a business by Dynamit Nobel prior to the Dynamit Nobel Acquisition for which the cash was collected from the buyer in 2005. In 2004, the loss of $2.8 million primarily relates to a stamp duty tax paid on certain assets transferred in the United Kingdom in connection with the KKR Acquisition.

(10)
As noted above, we completed the sale of our Groupe Novasep subsidiary on January 9, 2007 and have accounted for the results of the former Groupe Novasep reportable segment as a discontinued operation in the accompanying consolidated statements of operations (see Note 2, "Discontinued Operations," to our financial statements which are incorporated by reference herein for further details). An impairment charge of $44.7 million was recorded in 2005 primarily related to the write-down of property, plant and equipment in conjunction with the downsizing of the Rohner facility within our former Groupe Novasep segment. In addition, in March 2006, we sold Rohner AG and recorded a pre-tax loss of $11.5 million.

(11)
In the first quarter of 2007, we recorded a gain of $115.7 million (net of $2.0 million of German taxes) related to the sale of Groupe Novasep in January 2007.

(12)
Represents the net income (loss) applicable to common shareholders after reducing net income (loss) by the amount of accumulated and unpaid dividends and the accretion to the redemption value of the redeemable convertible preferred stock for the respective period. See Note 14 to our financial statements (which are incorporated by reference herein), "Earnings Per Share."

(13)
Net earnings (loss) per share is calculated by dividing net income (loss) applicable to common shareholders by the weighted average shares outstanding.

(14)
EBITDA is defined as net income (loss) plus interest expense, net, income tax provision (benefit) and depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

The amounts shown for EBITDA differ from the amounts calculated under the definition of consolidated EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indenture governing the 2014 Notes exclude certain adjustments permitted under the senior secured credit agreement. Consolidated EBITDA as adjusted is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses consolidated EBITDA as adjusted to assess our operating performance and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied to EBITDA as adjusted targets. For discussion of the adjustments, uses and the limitations on the use of Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Note Regarding Non-GAAP Financial Measures", which is incorporated by reference herein.

The following table sets forth a reconciliation of net income (loss) to EBITDA for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions)
Net income (loss)	$103.0	$95.8	$(216.1)	$(91.7)	$(68.2)	$173.3	$77.1
(Income) loss from discontinued operations	(27.9)	44.2	1.9	—	—	(0.5)	(24.6)
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	(115.7)	—
Minority interest in discontinued operations	5.2	(3.0)	—	—	—	0.1	4.2

Net income (loss) from continuing operations	80.3	137.0	(214.2)	(91.7)	(68.2)	57.2	56.7
Income tax provision (benefit)	72.6	64.2	27.1	(16.3)	(12.5)	44.0	40.3
Minority interest in continuing operations	—	—	—	—	—	3.4	—
Interest expense, net	195.7	209.3	161.1	112.3	108.2	92.6	85.0
Depreciation and amortization	191.0	170.6	106.6	52.4	46.3	108.4	93.0

EBITDA	$539.6	$581.1	$80.6	$56.7	$73.8	$305.6	$275.0

(15)
EBITDA, as defined above, contains the following non-cash charges and gains for which we believe adjustment is permitted under our senior secured credit agreement, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges and Credits", which is incorporated by reference herein:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007		2006
	($ in millions)
Impairment charges	$2.2	$0.4	$11.0	$35.0	$50.0	$—		$—
Write-off of deferred debt issuance costs	—	13.4 (a)	25.1	36.9	—	14.5	(b)	—
Foreign exchange (gain) loss	(8.6)	(114.5)	115.3	18.5	24.6	(3.7)		(2.2)

	$(6.4)	$(100.7)	$151.4	$90.4	$74.6	$10.8		$(2.2)

  (a)
  Represents pre-tax charges related to the write-off of deferred debt issuance costs associated with debt repaid with IPO proceeds of $13.4 million. This amount is reported in "loss on early extinguishment of debt" in the "Consolidated Statements of Operations" which are incorporated by reference herein.

  (b)
  Represents pre-tax charges related to the write-off of deferred debt issuance costs associated with the redemption of the 2011 Notes. This amount is reported in "loss on early extinguishment of debt" in the "Consolidated Statements of Operations" which are incorporated by reference herein.

(16)
In addition to non-cash charges and gains, our EBITDA contains the following other special charges and gains for which we believe adjustment is permitted under our senior secured credit agreement, each of which is described under "Management's

  Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges and Credits", which is incorporated by reference herein:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions)
Restructuring and related charges(a)	$5.6	$15.9	$1.1	$1.8	$1.2	$6.0	$2.2
CCA litigation defense costs	0.8	1.2	—	—	—	0.3	0.5
Systems/organization establishment expenses	10.7	3.9	4.8	1.6	1.5	1.2	4.1
Cancelled acquisition and disposition costs	2.5	1.2	0.5	1.9	0.3	0.8	0.9
Costs incurred related to debt modifications	—	1.0	2.0	1.4	—	0.9	—
Business interruption costs and insurance recovery	—	—	—	(4.5)	(2.2)	—	—
Stamp duty tax	—	—	4.0	—	—	—	—
Inventory write-up reversal	1.1	—	53.8	0.2	—	0.1	0.9
Management services agreement termination fee	—	10.0	—	—	—	—	—
Long-term debt redemption premium	—	13.2	—	—	—	4.9	—
Gain on sale of assets	(0.2)	(4.4)	—	—	—	(5.2)	(0.4)
Loss on receivables sold	—	—	—	—	1.2	—	—
Foreign exchange loss on foreign currency derivatives	—	—	10.9	—	—	—	—
Other	(0.5)	(3.4)	2.7	—	—	(0.2)	(1.8)
Discontinued operations(b)	68.3	51.9	20.6	—	—	—	—

	$88.3	$90.5	$100.4	$2.4	$2.0	$8.8	$6.4

  (a)
  Includes inventory write-downs of $0.4 million and $0.5 million recorded in cost of products sold for the years ended December 31, 2006 and 2005, respectively.

  (b)
  For a reconciliation of net income (loss) to Adjusted EBITDA which sets forth the applicable components of Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is incorporated by reference herein.

(17)
Working capital is defined as current assets less current liabilities.

FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements. Forward-looking statements are not statements of historical fact and may involve a number of risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events and estimates of amounts not yet determinable. We have used the words "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," "could," "may" and other words and terms of similar meaning, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. In particular, these factors include, among other things:

  •
  our business strategy;

  •
  competitive pricing or product development activities affecting demand for our products;

  •
  fluctuations in interest rates, exchange rates and currency values;

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  availability and pricing of raw materials;

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  fluctuations in energy prices;

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  changes in the end-use markets in which our products are sold;

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  changes in the general economic conditions in North America and Europe and in other locations in which we currently do business;

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  technological changes affecting production of our materials;

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  governmental and environmental regulations and changes in those regulations;

  •
  hazards associated with chemicals manufacturing;

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  our high level of indebtedness;

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  risks associated with negotiating, consummating and integrating acquisitions;

  •
  risks associated with competition and the introduction of new competing products, especially in the Asia-Pacific region; and

  •
  risks associated with international sales and operations.

        You should keep in mind that any forward-looking statements made by us in this prospectus or elsewhere speak only as of the date on which we make them. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Although data regarding the specialty chemicals industry, our end-use markets, our market position and market share within our industry and our end-use markets are inherently imprecise, we believe such data are generally reliable. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources. Similarly, while we believe internal company surveys and management estimates to be reliable, we have not verified them, nor have they been verified by any independent source. While we are not aware of any misstatements regarding any industry data presented herein, estimates, in particular as they relate to general expectations concerning the specialty chemicals industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors" and "Forward-Looking Statements" in this prospectus.

RISK FACTORS

        An investment in our securities involves risks. You should carefully consider the risks described below, together with the other information included in this prospectus and the accompanying prospectus supplement and the information incorporated by reference, before deciding to purchase any common stock.

Risks Related to Our Business

Substantial Leverage—Our available cash and access to additional capital may be limited by our substantial leverage.

        We are highly leveraged and have significant debt service obligations. As of June 30, 2007, we had $2,526.8 million of indebtedness outstanding and total stockholders' equity of $1,336.0 million. This level of indebtedness could have important negative consequences to us and you, including:

  •
  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

  •
  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

  •
  some of our debt, including borrowings under the senior secured credit facilities, have variable rates of interest, which will expose us to the risk of increased interest rates;

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  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

  •
  our substantial amount of debt and the amount we need to pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could cause our lenders to terminate commitments under our debt agreements, declare all amounts, including accrued interest, due and payable, and enforce their rights in respect of collateral.

        Our cash interest expense for the year ended December 31, 2006 and the six months ended June 30, 2007 was $193.2 million and $85.9 million, respectively. At June 30, 2007, we had $1,737.7 million of variable rate debt. After including the notional amounts of variable to fixed interest rate swaps, the variable amount was $390.8 million. A 1% increase in the average interest rate would increase future interest expense by approximately $3.9 million per year. As of June 30, 2007, our debt service for 2007, which represents expected principal payments of our long-term debt and estimated scheduled cash interest payments, was expected to be $544.2 million which includes a one-time payment of $273.4 million incurred in connection with the redemption of the senior subordinated notes due 2011 in May 2007.

Additional Borrowings Available—Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our indirect, wholly-owned subsidiary, Rockwood Specialties Group, Inc.'s ("Group" or

"Group's") senior secured credit facilities and the indenture governing the senior subordinated notes due 2014 (the "2014 Notes") contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. As of June 30, 2007, the revolving credit facility under the senior secured credit facilities provided for additional borrowings of up to $222.1 million, after giving effect to $27.9 million of letters of credit issued on our behalf. There are no outstanding borrowings under the revolving credit facility. In addition, the term loans and the availability under the revolving credit facility under the senior secured credit facilities may be increased by up to $250.0 million in aggregate, subject to certain exemptions and provided that Group procures lender commitments for such increase. To the extent new debt is added to our debt levels, the substantial leverage risks described above would increase.

Restrictive Covenants in Our Debt Instruments—Our debt instruments contain a number of restrictive covenants which may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

        Group's senior secured credit agreement and indenture governing the 2014 Notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to take certain actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources", which is included in our Form 10-K for fiscal year ended December 31, 2006 and incorporated by reference herein for further details. In addition, Group's senior secured credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. The restrictions and financial covenants contained in Group's senior secured credit agreement and indenture governing the 2014 Notes could adversely affect our ability to finance our operations, acquisitions, investments or strategic plans or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the senior secured credit facilities and/or the indenture. If an event of default occurs under the senior secured credit facilities, which includes an event of default under the indenture governing the 2014 Notes, the lenders could elect to:

  •
  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

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  require us to apply all of our available cash to repay the borrowings; or

  •
  prevent us from making debt service payments on the 2014 Notes;

any of which would result in an event of default under the 2014 Notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing the senior secured credit facilities, which constitutes substantially all of our and our subsidiaries' assets.

Risks Associated with Acquisitions—We may not be able to successfully integrate or complete acquisitions we may seek to make in the future.

        The process of combining or acquiring businesses with Rockwood involves risks. We may face difficulty completing the integration of the new operations, technologies, products and services of acquisitions or combinations, and may incur unanticipated expenses related to those integrations. The difficulties of combining operations may be magnified by integrating personnel with differing business backgrounds and corporate cultures. Failure to successfully manage and integrate acquisitions with our existing operations could lead to the potential loss of customers of the acquired business, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect our financial condition and results of operations. Even if integration occurs successfully, failure of any future acquisition or combination to achieve levels of anticipated sales growth, profitability or productivity comparable with those achieved by our existing operations, or otherwise not perform as expected, may adversely impact our financial condition and results of operations. In addition, certain acquisitions may trigger regulations designed to monitor competition and would therefore require regulatory approval. We cannot predict whether such authorities will approve acquisitions we seek to accomplish in the future.

Net Loss—We have experienced losses in the past and may experience losses in the future and cannot be certain that our net operating loss carryforwards will continue to be available to offset our tax liability.

        We have incurred net losses in the past (e.g., a net loss of $216.1 million was incurred in 2004) and we may incur net losses in the future. We may not generate cash flow sufficient to meet debt service obligations and other capital requirements, such as working capital and maintenance capital expenditures. As of June 30, 2007, we had deferred tax assets of $172.4 million related to worldwide net operating loss carryforwards. Additionally at June 30, 3007 we had a total valuation allowance of $116.4 million. If our operating performance deteriorates in the future in certain tax jurisdictions, we may be unable to realize these net operating loss carryforwards and we may be required to record an additional valuation allowance.

Currency Fluctuations—Because a significant portion of our operations is conducted in foreign currencies, fluctuations in currency exchange rates may adversely impact our financial condition and results of operations and may affect the comparability of our results between financial periods.

        Our operations are conducted by subsidiaries in many countries. The results of their operations and financial condition are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the dollar in recent years have fluctuated significantly and may continue to do so in the future. A significant portion of our net sales and cost of products sold is denominated in euros. Approximately 48% of our 2006 net sales were derived from subsidiaries whose local currency is the euro. This increases the impact of the fluctuation of the euro against the U.S. dollar.

        Furthermore, because a portion of our debt is denominated in euros, which as of June 29, 2007 equaled an aggregate of €870.6 million ($1,179.0 million based on the June 29, 2007 exchange rate of €1.00 = $1.3542), we are subject to fluctuation in the exchange rate between the U.S. dollar and the euro. For example, the dollar-euro noon buying rate announced by the Federal Reserve Bank of New York increased from $1.00 = €1.065 on December 31, 2000 to $1.00 = €0.7384 on June 29, 2007. Being subject to this currency fluctuation may have an adverse effect on the carrying value of our debt and may also affect the comparability of our results of operations between financial periods. As of June 29, 2007, a weakening or strengthening of the euro against the U.S. dollar by $0.01 would decrease or increase, respectively, by $8.7 million the U.S. dollar equivalent of our total euro-denominated debt of €870.6 million. In addition, because our consolidated financial statements are reported in U.S. dollars, the translation effect of such fluctuations has in the past significantly impacted, and may in the future, significantly impact the carrying value of our debt and results of operations and may affect the comparability of our results between financial periods. We also incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. We may not be able to effectively manage our currency translation and/or transaction risks and volatility in currency exchange rates may have a material adverse effect on the carrying value of our debt and results of operations.

Regulation of Our Raw Materials, Products and Facilities—Our business could be adversely affected by regulation to which our raw materials, products and facilities are subject.

        Some of the raw materials we handle, and our products and facilities, are subject to government regulation. These regulations affect the manufacturing processes, uses and applications of our products. For example, the Environmental Protection Agency has convened a scientific advisory panel to evaluate the potential exposure and risk from contact with chromated copper arsenate (CCA) treated wood and is evaluating the use of coatings to reduce such exposure. We cannot predict how these and other findings from regulatory agencies may affect our cash flows or results of operation.

        In addition, some of our subsidiaries' products contain raw materials, such as arsenic pentoxide, carbon disulfide, lithium carbonate, tetrahydrofuran, copper, chromic acid, silica, zinc chromate and lead, that are deemed hazardous materials in certain situations. The use of these materials is regulated and some of these regulations require product registrations, which also are subject to renewal and potential revocation. These regulations may affect our ability to market certain chemicals we produce.

        There is also a risk that other key raw materials or one or more of our products may be found to have, or be recharacterized as having, a toxicological or health-related impact on the environment or on our customers or employees. If such a discovery or recharacterization occurs, the relevant materials, chemicals or products, including products of our customers incorporating our materials or chemicals, may be recalled or banned or we may incur increased costs in order to comply with new regulatory requirements. Change in regulations, or their interpretation, may also affect the marketability of certain of our products.

Manufacturing Hazards—Hazards associated with chemical manufacturing could adversely affect our results of operations.

        Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes in our manufacturing facilities or our distribution centers, such as fires, explosions and accidents. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our company as a whole. Other hazards include piping and storage tank leaks and ruptures, mechanical failure, employee exposure to hazardous substances, chemical spills and other discharges or releases of toxic or hazardous substances or gases and inclement weather and natural disasters. These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. For example, our subsidiaries were named as defendants in a wrongful death suit filed by the family of an employee who was fatally injured in an accident in our Clay-based Additives facility in Gonzales, Texas. While we are unable to predict the outcome of this case and other such cases, if determined adversely to us, we may not have adequate insurance to cover such claims and, if not, we may not have sufficient cash flow to pay for such claims. Such outcomes could adversely affect our customer goodwill, cash flow and results of operations.

Raw Materials—Fluctuations in costs of our raw materials or, our access to supplies of our raw materials could adversely affect our results of operations.

        Although no single raw material represented more than 3% of our cost of products sold in 2006, raw material costs generally account for a high percentage of our total costs of products sold. In 2006, raw materials constituted approximately 53% of our cost of products sold. We generally purchase raw materials based on supply agreements linked to market prices and therefore our results of operations are subject to short-term fluctuations in raw materials prices. These fluctuations limit our ability to accurately forecast future raw material costs and hence our profitability.

        Many of the raw materials we use are commodities, and the price of each can fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. Historically, there have been some price increases we have not been able to pass through to our customers. This trend may continue in the future. In addition, titanium-bearing slag used in our Titanium Dioxide Pigments segment is our largest raw material (in terms of dollars) and is sourced primarily from two suppliers. If one of our suppliers is unable to meet its obligations under our present supply agreement or we are unable to enter into new supply arrangements on competitive terms when our existing short-term supply arrangements expire, we may be forced to pay higher prices to obtain these necessary raw materials. Furthermore, certain of our raw materials, such as cesium and lithium salts, are sourced from countries where political, economic and social conditions may be subject to instability. In addition, one of our raw materials, lithium brine, requires a period of gestation before it can be used to produce lithium compounds. In the event there is an increase in market demand for lithium products, or unfavorable weather conditions at the lithium ponds, as we experienced in early 2006, we may not be able to respond to such market demand on a timely basis. Any interruption of supply or any price increase of raw materials could result in our inability to meet demand for our products, loss of customer goodwill and higher costs of producing our products.

Energy Costs—Fluctuations in energy costs could have an adverse effect on our results of operations.

        Energy purchases in 2006 constituted approximately 5% of Rockwood's cost of products sold. Fluctuations in the price of energy limit our ability to accurately forecast future energy costs and consequently our profitability. For example, natural gas prices were volatile and continued to increase in North America in 2006, due in part to global political conditions and weather conditions. In contrast, natural gas prices in Europe, where our Titanium Dioxide Pigments segment is located, have historically been relatively stable. Rising energy costs may increase our raw material costs and negatively impact our customers and the demand for our products. These risks will be heightened if our customers or production facilities are in locations experiencing severe energy shortages. For example, our lithium facility in Chile has experienced a shortage of natural gas due to the Argentine government's decision to ration its supply of natural gas to Chile. If energy prices fluctuate significantly, or we experience severe energy shortages, our business, in particular, our Titanium Dioxide segment, or results of operations may be adversely affected.

Environmental, Health and Safety Regulation—Compliance with extensive environmental, health and safety laws could require material expenditures or changes in our operations.

        Our operations are subject to extensive environmental, health and safety laws and regulations at national, international and local levels in numerous jurisdictions. In addition, our production facilities and a number of our distribution centers require operating permits that are subject to renewal and, in some circumstances, revocation. The nature of the chemicals industry exposes us to risks of liability under these laws and regulations due to the production, storage, transportation, disposal and sale of chemicals and materials that can cause contamination or personal injury if released into the environment. In 2006, our capital expenditures for safety, health and environmental matters (SHE) were approximately $35.3 million. For 2007, we estimate capital expenditures for compliance with SHE laws to be at similar levels. We may be materially impacted in the future by the Registration, Evaluation and Authorization of Chemicals, or REACH, legislation which became effective in the EU on June 1, 2007. We estimate our cost of compliance with REACH to be approximately $3.0 million per year over the next 11 years, although we may incur additional costs.

        Compliance with environmental laws generally increases the costs of registration/approval requirements, the costs of transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes, and could have a material adverse effect on our results of operations. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws or permit requirements. Furthermore, environmental laws are subject to change and have tended to become stricter over time. Such changes in environmental laws or their interpretation, or the enactment of new environmental laws, could result in materially increased capital expenditures and compliance costs.

        In addition, the discovery of contamination arising from historical industrial operations at some of our former and present properties has exposed us, and in the future may continue to expose us, to cleanup obligations and other damages. For example, soil and groundwater contamination is known to exist at several of our facilities. At June 30, 2007, we had approximately $35.0 million in reserves for estimated environmental liabilities and estimated the potential range for such liabilities to be between $35.0 million and $50.0 million.

        Under the sale and purchase agreement regarding the Dynamit Nobel Acquisition, GEA Group Aktiengesellschaft (formerly known as mg technologies ag) is required to indemnify us for certain environmental matters, subject to certain limitations. However, GEA Group may not adhere to its indemnity obligations to us and the indemnity may not adequately cover any related environmental matters, and we may have to institute proceedings to pursue recovery for such matters. Such legal proceedings may be costly and may require a substantial amount of management attention.

Environmental Indemnities—We may be subject to environmental indemnity claims relating to properties we have divested.

        The discovery of contamination arising from properties that we have divested may expose us to indemnity obligations under the sale agreements with the buyers of such properties or cleanup obligations and other damages under applicable environmental laws. For example, we have obligations to indemnify the buyers of the former explosives business and automotive ignition systems business of Dynamit Nobel for certain environmental matters. Under such sale agreements, these indemnities are not limited as to amount. In addition, we agreed to indemnify the buyers of our Groupe Novasep subsidiary for three years for certain known and unknown environmental actions which may arise in the future, and the buyer of our Electronics segment for five and seven years, respectively, for on-site and off-site environmental liabilities related to such business (subject to the closing of the sale, which is expected to occur in the fourth quarter of 2007, subject to regulatory approval). Furthermore, we have an obligation to indemnify the buyers of a portion of our former manufacturing sites at Troisdorf, Germany, for which we have a total reserve of approximately $13.6 million as of June 30, 2007. We may not have adequate insurance coverage or cash flows to make such indemnity payments. Such payments may be costly and may adversely affect our financial condition and results of operations.

Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of product liability claims.

        The sale of our products involves the risk of product liability claims. For example, some of the chemicals or substances that are used in our businesses, such as arsenic pentoxide, have been alleged to represent potentially significant health and safety concerns. Class action suits had been filed in Louisiana, Florida and Arkansas, for example, naming one of our subsidiaries and a number of competitors of our Timber Treatment Chemicals business line in our Performance Additives segment, as well as treaters and retailers, as defendants.

        In addition, our subsidiary has been named as a defendant in personal injury suits in several jurisdictions with retailers and treaters named as other defendants. Furthermore, there are other similar suits, including putative class actions, pending against retailers, treaters and other formulators to which we may be eventually named as a defendant. These suits allege, among other things, product liability claims in connection with the use of timber products treated with CCA, which utilizes arsenic pentoxide as a raw material. Other legal actions in which we participate or which relate to our business include the following:

  •
  a subsidiary in our Advanced Ceramics segment has been named as a defendant in several product liability lawsuits in Europe relating to broken artificial hip joints, which allege negligent manufacturing by our subsidiary of ceramic components used in the production of artificial hip joints.

  •
  a subsidiary in our Specialty Compounds segment has been named in lawsuits relating to compounds we supplied our customers to produce medical products and packaging materials. The suits allege, among other things, contract and tort causes of action.

  •
  our customer has been named in a class action lawsuit in New Jersey relating to a prosthesis hip replacement system using ceramic components. The lawsuit alleges a violation of the Consumer Fraud Act, design defect, breach of warranty and negligence based on our customer's design and manufacture of hip implant systems.

  •
  a subsidiary in our Specialty Chemicals segment has been named as a defendant in several lawsuits in the United States regarding exposure to solvents and other chemicals contained in some of our products.

        Also, because many of our products are integrated into our customers' products, we may be requested to participate in or share in the costs of a product recall conducted by a customer. For example, some of our businesses, including those within our Specialty Chemicals, Advanced Ceramics and Specialty Compounds segments, supply products to customers in the automobile industry. In the event one of these customers conducts a product recall that it believes is related to one of our products, we may be asked to participate in or fund in whole or in part such a recall.

        We are unable to estimate our exposure, if any, to the above-mentioned lawsuits at this time. We may be subject to future claims with regard to these suits or others like them and we may not be able to avoid significant product liability exposure. A successful product liability claim or series of claims against us for which we are not otherwise indemnified or insured could materially increase our operating costs or prevent such operating subsidiary from satisfying its financial obligations. For example, for policies renewed on or after November 2002, our insurers excluded CCA from our insurance coverage under our general liability policies. We may not have sufficient cash flow from operations or assets to pay a judgment resulting from a product liability claim or product recall, if any, for which there is no or inadequate insurance coverage. Any such judgment or product recall could materially increase our operating costs or prevent such operating subsidiary from satisfying its financial obligations.

Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of certain indemnity claims.

        We may be subject to indemnity claims for product liability lawsuits relating to products we have sold. For example, our Timber Treatment Chemicals business has entered into indemnity agreements with various customers who purchased CCA-based wood protection products. Pursuant to those agreements, one of our subsidiaries agreed to defend and hold harmless those customers for certain causes of action, based on domestic mammalian, and in some cases, human toxicity, caused by our CCA-based wood protection products, subject to certain conditions. Our Timber Treatment Chemicals business, and several of our customers were named as defendants in several suits, including putative class actions, relating to CCA-based wood protection products. Our Timber Treatment Chemicals business has received and may in the future receive claims for indemnity from customers in connection with litigation relating to CCA-based wood protection products and may be required to pay indemnity claims under such agreements to one or more of its customers. If our Timber Treatment Chemicals business is required to pay one or more indemnity claims, insurance or indemnity arrangements from

Degussa (the successor to Laporte, from which the specialty chemicals business lines that formed Rockwood in the KKR Acquisition were acquired) may not cover such claims and, if not, our subsidiary may not have sufficient free cash flow to pay such claims. We are unable to estimate our exposure, if any, to these claims and lawsuits at this time.

        In addition, our Specialty Chemicals segment's subsidiary that formerly manufactured insulating glass sealants has been named as a defendant in several product liability lawsuits relating to alleged negligent manufacturing of these sealants. Pursuant to the sale and purchase agreement with respect to the divested business, one of our Specialty Chemicals' subsidiaries may be required to pay indemnity claims for a limited number of years. If this subsidiary is required to pay indemnity claims, our insurance may not cover such claims and, if not, our subsidiary may not have sufficient cash flow to pay these claims. One or more of these claims could adversely affect our financial condition or results of operations.

Cyclicality—Downturns in cyclical industries and general economic conditions could adversely affect our profitability.

        Our products are used in certain industries that are cyclical in nature, such as the automotive, data and communications and electronics industries. In addition, sales to the construction market are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Downturns in one or more of these industries could severely reduce demand for our products. For example, a downturn in the telecommunications market affected the results of operations of our Specialty Compounds segment in prior years.

        In addition, downturns in general economic conditions, whether in a particular region or globally, could reduce demand for our products. An economic downturn in one or more of the markets or geographic regions in which we sell our products may result in a decline in our net sales.

FDA Regulation—Some of our manufacturing processes and facilities, pharmaceutical customers and medical device customers are subject to regulation by the FDA or similar foreign agencies. These requirements could adversely affect our results of operations.

        Regulatory requirements of the FDA are complex. Any failure to comply with them could subject us and/or our customers to fines, injunctions, civil penalties, lawsuits, recall or seizure of products, total or partial suspension of production, denial of government approvals, withdrawal of marketing approvals and criminal prosecution. Any of these actions could adversely impact our net sales, undermine goodwill established with our customers, damage commercial prospects for our products and materially adversely affect our results of operations.

        The manufacture and supply of ceramic-on-ceramic ball head and liner components for hip joint prostheses systems by our Advanced Ceramics segment may be subject to the FDA's Quality System Regulation, which imposes current Good Manufacturing Practice requirements on the manufacture of medical devices. Certain lithium compounds manufactured by our Fine Chemicals business line of our Specialty Chemicals segment are subject to FDA regulation.

        In addition, medical device customers of our Advanced Ceramics segment to whom we supply our ceramic-on-ceramic ball head and liner components are subject to FDA regulation, including premarket approval of their products and post market compliance requirements. The FDA may take three years or longer to grant premarket approval, if at all. Once approved, our customers' total hip prostheses systems may be withdrawn from the market either voluntarily by our customers or as a result of the FDA's or a foreign equivalent's withdrawal of marketing approval or removal of such products for a number of reasons including safety, current Good Manufacturing Practice or Quality System Regulation problems with our products or our customers' final products. These factors could significantly limit our net sales generated by our Advanced Ceramics segment and may have a material adverse effect on our financial condition and results of operations.

Competition—Our industry is highly competitive. The end-use markets in which we compete are also highly competitive. This competition may adversely affect our results of operations.

        We face significant competition from major international producers as well as smaller regional competitors. Our most significant competitors include major chemicals and materials manufacturers and diversified companies, a number of which have revenues and capital resources exceeding ours. In addition, there is increasing competition from market participants in China.

        Within the end-use markets in which we compete, competition between products is intense. Substitute products also exist for many of our products. Therefore, we face substantial risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products, price changes in raw materials, our failure to secure patents or the expiration of patents, could result in declining demand for our products as our customers switch to substitute products or undertake manufacturing of such products on their own. If we are unable to develop and produce or market our products to effectively compete against our competitors, our results of operations may materially suffer.

        We believe that our customers are increasingly looking for strong, long-term relationships with a few key suppliers that help them improve product performance, reduce costs, or support new product development. To satisfy these growing customer requirements, our competitors have been consolidating within product lines through mergers and acquisitions. We may also need to invest and spend more on research and development and marketing costs to strengthen existing customer relationships, as well as attract new customers. As a result, our substantial debt level could limit our flexibility to react to these industry trends and our ability to remain competitive.

Product Innovation—If we are not able to continue our technological innovation and successful commercial introduction of new products, our profitability could be adversely affected.

        Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We will have to continue to identify, develop and market innovative products on a timely basis to replace or enhance existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and/or technology, either alone or with third parties, or licensing intellectual property rights from third parties on a commercially competitive basis. Our new products may not be accepted by our customers. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, our business, financial condition and results of operations could be adversely affected.

Dependence on Intellectual Property—If our intellectual property were copied by competitors, or if they were to develop similar intellectual property independently, our results of operations could be negatively affected.

        Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights, which rights we own or use pursuant to licenses granted to us by third parties. The confidentiality and patent assignment agreements we enter into with most of our key employees and third parties to protect the confidentiality, ownership and use of intellectual property may be breached, may not be enforceable, or may provide for joint ownership or ownership by a third party. In addition, we may not have adequate remedies for a breach by the other party, which could adversely affect our intellectual property rights. The use of our intellectual property rights or intellectual property similar to ours by others or our failure to protect such rights could reduce or eliminate any competitive advantage we have developed, adversely affecting our net sales. If we must sue to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of company resources and management attention, and we may not prevail in such action. In addition, when our patents expire, competitors or new market entrants may manufacture products substantially similar to our products previously protected by a patent. For example, our patent in ACQ technology expired in May 2007 and as a result, there have been new entrants into this market.

        We conduct research and development activities with third parties and license certain intellectual property rights from third parties and we plan to continue to do so in the future. For example, in our Timber Treatment Chemicals business, we developed the technology to produce ACQ pursuant to a license agreement with Domtar Inc. and through the acquisition of the Kemwood business from Kemira Oyj. In addition, we expect to commercialize Ecolife, our next generation timber treatment preservative from our timber treatment chemicals business, as a result of our joint venture with Rohm and Haas Company. We endeavor to license or otherwise obtain intellectual property rights on terms favorable to us. However, we may not be able to license or otherwise obtain intellectual property rights on such terms or at all. Our inability to license or otherwise obtain such intellectual property rights could have a material adverse effect on our ability to create a competitive advantage and create innovative solutions for our customers, which will adversely affect our net sales and our relationships with our customers.

        The steps we take to protect our intellectual property may not provide us with any competitive advantage and may be challenged by third parties. We have been and currently are subject to oppositions of our patents and trademarks by third parties before regulatory bodies in certain jurisdictions. Our failure to defend these patents or registered trademarks may limit our ability to protect the intellectual property rights that these applications were intended to cover. In addition, a failure to obtain and defend our trademark registrations may impede our marketing and branding efforts and competitive position. A failure to protect our intellectual property rights could have a material adverse effect on demand for our products and our net sales.

Risk of Intellectual Property Litigation—Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

        Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, our processes and products may infringe or otherwise violate the intellectual property rights of others. We may be subject to legal proceedings and claims, including claims of alleged infringement by us or our licensees of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our businesses. If we were to discover or be notified that our processes or products potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties or substantially re-engineer our products and processes in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

International Operations—As a global business, we are exposed to local business risks in different countries which could have a material adverse effect on our financial condition or results of operations and the value of our common stock.

        We have significant operations in many countries, including manufacturing facilities, research and development facilities, sales personnel and customer support operations. Currently, we operate, or others operate on our behalf, facilities in countries such as Brazil, Chile, China, Czech Republic, Malaysia, Poland, Portugal, Singapore, South Africa, South Korea, Taiwan and Turkey. Of our total net sales in 2006 of $2,975.2 million, approximately 66% were generated by shipments to countries outside North America. Our operations are affected directly and indirectly by global regulatory, economic and political conditions, including:

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  new and different legal and regulatory requirements in local jurisdictions;

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  managing and obtaining support and distribution for local operations;

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  increased costs of, and availability of, transportation or shipping;

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  credit risk and financial conditions of local customers and distributors;

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  potential difficulties in protecting intellectual property;

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  risk of nationalization of private enterprises by foreign governments;

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  potential imposition of restrictions on investments;

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  potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  capital controls; and

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  local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

        In addition, our facilities may be targets of terrorist activities that could result in full or partial disruption of the activities of such facilities. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business. Our failure to do so could limit our ability to sell products, compete or receive payments for products sold in such locations.

        Furthermore, our subsidiaries are subject to the export controls and economic embargo rules and regulations of the United States, violations of which may carry substantial penalties. These regulations limit the ability of our subsidiaries to market, sell, distribute or otherwise transfer their products or technology to prohibited countries or persons. Failure to comply with these regulations could subject our subsidiaries to fines, enforcement actions and/or have an adverse affect on our reputation and the value of our common stock.

Retention of Key Personnel—If we lose certain key personnel or are unable to hire additional qualified personnel, we may not be able to execute our business strategy.

        Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, research, production, sales and distribution, and, in particular, upon the efforts and abilities of our executive officers and key employees. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining key personnel, we may not be able to retain such personnel on acceptable terms or at all. Furthermore, if we lose the service of any executive officers or key employees, we may not be able to execute our business strategy. We do not have key-person life insurance covering any of our employees.

Relations with Employees—We are subject to stringent labor and employment laws in certain jurisdictions in which we operate, and our relationship with our employees could deteriorate, which could adversely impact our operations.

        A majority of our full-time employees are employed outside the United States, particularly in Germany where many of our businesses are located. In certain jurisdictions where we operate, particularly in Germany, labor and employment laws are relatively stringent and, in many cases, grant significant job protection to certain employees, including rights on termination of employment. In addition, in certain countries where we operate, including Germany, our employees are members of unions or are represented by a works council as required by law. We are often required to consult and seek the consent or advice of these unions and/or respective works' councils. These regulations and laws coupled with the requirement to consult with the relevant unions or works' councils could significantly limit our flexibility in managing costs and responding to market changes.

        Furthermore, with respect to our employees that are subject to collective bargaining arrangements or similar arrangements (approximately 21% of our full-time employees as of June 30, 2007), we may not be able to negotiate labor agreements on satisfactory terms and actions by our employees may disrupt our business. If these workers were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations and/or higher ongoing labor costs. In addition, if our other employees were to become unionized, we could experience a significant disruption of our operations and/or higher ongoing labor costs.

Tax Liabilities—If mg technologies ag (now known as GEA Group Aktiengesellschaft) or Degussa UK Holdings, Ltd. fail to satisfy their contractual obligations, we may be subject to increased tax exposure resulting from pre-acquisition periods.

        Under the terms of certain purchase agreements, third party sellers have agreed to substantially indemnify us for tax liabilities pertaining to the pre-acquisition periods. To the extent such companies fail to indemnify or satisfy their obligations, or if any amount is not covered by the terms of the indemnity, we would be required to record an adjustment to goodwill to satisfy any such liabilities and could be negatively impacted in future periods through increased tax expense.

Anticipated Capital Expenditures—Our required capital expenditures may exceed our estimates.

        Our capital expenditures, excluding capital leases, for the year ended December 31, 2006 and the six months ended June 30, 2007 were $171.9 million and $93.8 million, respectively, which consisted of expenditures to maintain and improve existing equipment and substantial investments in new equipment. For 2007, we expect capital expenditures to be comparable to 2006. Future capital expenditures may be significantly higher, depending on the investment requirements of each of our business lines, and may also vary substantially if we are required to undertake actions to compete with new technologies in our industry. We may not have the capital necessary to undertake these capital investments. If we are unable to do so, we may not be able to effectively compete in some of our markets.

Control—A conflict may arise between our interests and those of KKR.

        Affiliates of KKR own approximately 50.9% of our common stock on an undiluted basis. In addition, representatives of KKR occupy three of the nine seats on our board of directors. As a result, affiliates of KKR have substantial influence over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of the stockholders regardless of whether or not other stockholders believe that any such transactions are in their own best interests. For example, affiliates of KKR could cause us to sell revenue-generating assets, which could impair our long-term ability to declare dividends or grow our business. Additionally, KKR is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as affiliates of KKR continue to hold a majority of our outstanding common stock, they will have the ability to control the vote in any election of directors even though KKR does not currently occupy a majority of the seats on our board of directors.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

        Affiliates of KKR control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

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  the requirement that a majority of the board of directors consist of independent directors;

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  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors;

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  the requirement that we have a compensation committee that is composed entirely of independent directors; and

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  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        We utilize these exemptions, and as a result, we do not have a majority of independent directors and our nominating/corporate governance and compensation committees do not consist entirely of independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

USE OF PROCEEDS

        In the case of a sale of our common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of our common stock by any selling stockholder, we will not receive the proceeds from such sale.

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We also refer you to our amended and restated certificate of incorporation and bylaws, which are incorporated by reference in the registration statement.

Authorization Capitalization

        As of November 1, 2007, our authorized capital stock consists of:

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  400,000,000 shares of common stock, par value $.01 per share; and

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  50,000,000 shares of preferred stock, par value $.01 per share.

        As of the date of this prospectus, there were 73,857,168 shares of our common stock outstanding and approximately 110 holders of our common stock.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Our senior secured credit facilities and indenture impose restrictions on our ability to declare dividends on our common stock.

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

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  the designation of the series;

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  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

Warrants

        In connection with the issuance in July 2003 of redeemable convertible preferred stock (which was redeemed with a portion of the net proceeds of our initial public offering), we issued to an affiliate of KKR warrants, exercisable at any time at a specified exercise price, to purchase 958,315 additional shares of our common stock. The warrants expire July 23, 2013.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may have an anti-takeover effect. Provisions of Delaware law may have similar effects.

Classified Board of Directors

        Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year.

Removal of Directors, Vacancies

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority in voting power of all of our shares that are entitled to vote generally in the election of directors, voting as a single class; provided, however, if at any time KKR and DLJMB no longer beneficially own at least a majority in voting power of all shares entitled to vote in the election of directors, then, any director may be removed only for cause by the affirmative vote of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Stockholder Action by Written Consent

        Delaware law permits stockholder action by written consent unless otherwise provided by the amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which KKR and DLJMB cease to beneficially own, in the aggregate, a majority of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Calling of Special Meetings of Stockholders

        Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors, our chief executive officer or the chairman of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or nominate candidates for election as directors must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year's annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice.

No Cumulative Voting

        Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Supermajority Provisions

        Delaware law provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the amended and restated bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote in the election of directors, voting together as a single class. In addition, a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote in the election of directors, voting as a single class, is required to amend certain provisions of our certificate of incorporation relating to actions by stockholders by written consent, board membership, limited liability of directors and indemnification of directors, officers, employees and agents, and amendment of our certificate of incorporation.

Authorized but Unissued Capital Stock

        The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock were listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and consequently protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

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  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ROC."

PLAN OF DISTRIBUTION

        We and/or a selling stockholder may sell our common stock from time to time in any of the following ways:

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  through underwriters or dealers;

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  directly to a limited number of purchasers or to a single purchaser; or

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  through agents.

        The prospectus supplement will set forth the terms of the offering of our common stock, including:

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  the name or names of any underwriters, dealers or agents and the number of shares of our common stock underwritten or purchased by each of them; and

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  the public offering price of a share of our common stock and the proceeds to us and/or the selling stockholder, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We and/or the selling stockholder, if applicable, may affect the distribution of the shares from time to time in one or more transactions either:

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  at a fixed price or at prices that may be changed;

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  at market prices prevailing at the time of the sale;

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  at prices relating to such prevailing market prices; or

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  at negotiated prices.

        Transactions through dealers may include block trades in which dealers will attempt to sell our common stock as agent but may position and resell the block as principal to facilitate the transaction. Our common stock may be sold through dealers or agents or to dealers acting as market makers.

        If underwriters are used in the sale of any shares of our common stock, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares of our common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the shares of our common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares of our common stock if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option).

        We and/or a selling stockholder may sell our common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

        Any underwriters, broker-dealers and agents that participate in the distribution of our common stock may be deemed to be "underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares of our common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in the prospectus supplement.

        Our common stock may be sold on any national securities exchange on which the shares may be listed at the time of sale, in the over-the-counter market or in transactions otherwise than on such exchanges or in the over-the-counter market or in transactions that include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges.

        We or a selling stockholder may enter into derivative transactions or forward sale agreements on the shares with third parties. In such event, we or the selling stockholder, if applicable, may pledge the shares underlying such transactions to the counterparties under such agreements, to secure our or the selling stockholder's delivery obligations. The counterparties or third parties may borrow shares from us, the selling stockholder or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, we and/or the selling stockholder, if applicable, may deliver shares to the counterparties that, in turn, the counterparties may deliver to us, the selling stockholder or third parties, as the case may be, to close out the open borrowings of shares. The counterparty in such transactions will be an underwriter and will be identified in the prospectus supplement.

        A prospectus supplement may be used for resales from time to time by any holder of our common stock that may acquire shares upon an in-kind distribution by any existing holder of all or a portion of such existing holder's shares to its limited and general partners. Such selling stockholder may include direct and indirect transferees, pledgees. donees and successors of a selling stockholder. Further, a prospectus supplement may be used in connection with sales or resales by any general partner of a selling stockholder in connection with sales by such general partner for cash or subsequent transfers by such general partner to its limited partners of their ratable portion of the shares then owned by such general partner, together with resales of such shares by such limited partners.

        Underwriters or agents may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate activities that may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

        Our common stock is listed on the NYSE under the symbol "ROC."

        Agents and underwriters may be entitled to indemnification by us and the selling stockholder, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. The specific terms of the lock-up provisions in respect of any given offering will be described in the prospectus supplement.

LEGAL MATTERS

        The validity of the issuance of shares of our common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest in our common stock, through limited partnerships who are investors in certain affiliates of KKR that hold shares of our common stock.

EXPERTS

        The financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's annual report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit and Pension and Other Postretirement Plans, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website at http://www.rocksp.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website, however, is not and should not be deemed a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus, while information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus:

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  our annual report on Form 10-K for the year ended December 31, 2006 (including such information from our proxy statement for the 2007 annual meeting of stockholders filed on April 18, 2007 that is incorporated by reference in Part III of such annual report);

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

  •
  our current reports on Form 8-K filed on January 5, 2007, January 8, 2007, January 16, 2007, March 27, 2007, April 13, 2007, May 18, 2007, May 22, 2007 and October 11, 2007; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed on August 15, 2005.

        We will provide to each person upon request to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus. You may request a copy of these filings at no cost, by writing or calling us at:

Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540
Attention: Senior Vice President, Law & Administration

        You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The actual and estimated expenses in connection with offerings under this registration statement, all of which will be borne by Rockwood Holdings, Inc., a Delaware corporation (the "Registrant"), are as follows:

Commission registration fee	(1)
NASD filing fee	(2)
Printing and engraving expenses	(2)
Legal fees	(2)
Accounting fees	(2)
NYSE listing fees	(2)
Miscellaneous	(2)
Total	(2)

(1)
Deferred in reliance on Rule 456(b) and Rule 457(r).

(2)
The amount of these expenses is not presently known.

Item 15. Indemnification of Directors and Officers

        Rockwood Holdings, Inc., or the Registrant, is a Delaware corporation. Section 145 of the Delaware General Corporation Law, or the "DGCL", grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations or the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation provides that except as otherwise provided by the DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

        Article V of the Registrant's Amended and Restated By-laws provides that the Registrant shall indemnify directors and officers of the Registrant as specified in the Certificate of Incorporation. In addition, to the fullest extent permitted by the DGCL, the Registrant shall indemnify any current or former director or officer of the Registrant and may, at the discretion of the Board of Directors, indemnify any current or former employee or agent of the Registrant against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding brought by or in the light of the Registrant or otherwise, to which he was or is a party by reason of his current or former position with the Registrant or by reason of the fact that he is or was serving, at the request of the Registrant, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

        The Registrant's Amended and Restated Certificate of Incorporation also provides that expenses incurred by a person who is or was a director or officer of the Registrant in appearing at, participating in or defending any such action, suit or proceeding shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Registrant as provided by the Registrant's Amended and Restated Certificate of Incorporation.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

        See Index to Exhibits.

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

          Provided, however, that clauses (i), (ii) and (iii) above do not apply if this registration statement is on Form S-3 or Form F-3 and the information required to be included in the post-effective amendment by those clauses is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

          (2)   That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser:

            (i)    If the registrant is relying on Rule 430B:

              (A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

              (B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date; or

            (ii)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)    Any preliminary prospectus or prospectus of relating to the offering required to be filed pursuant to Rule 424;

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on November 5, 2007.

ROCKWOOD HOLDINGS, INC.
By:	/s/ SEIFI GHASEMI
	Name:	Seifi Ghasemi
	Title:	Chairman of the Board and Chief Executive Officer

        We, the undersigned directors and officers of Rockwood Holdings, Inc., do hereby constitute and appoint Thomas J. Riordan and Michael W. Valente, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all post-effective amendments hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 5, 2007.

Signature	Title

/s/ SEIFI GHASEMI Seifi Ghasemi	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ ROBERT J. ZATTA Robert J. Zatta	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JAMES T. SULLIVAN James T. Sullivan	Corporate Controller (Principal Accounting Officer)
/s/ BRIAN F. CARROLL Brian F. Carroll	Director

/s/ SHELDON R. ERIKSON Sheldon R. Erikson	Director
Todd A. Fisher	Director
Perry Golkin	Director
/s/ DOUGLAS MAINE Douglas Maine	Director
/s/ J. KENT MASTERS J. Kent Masters	Director
/s/ CYNTHIA A. NIEKAMP Cynthia A. Niekamp	Director
/s/ SUSAN SCHNABEL Susan Schnabel	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1(A)	Business and Share Sale and Purchase Agreement, dated September 25, 2000 between Rockwood Holdings, Inc. and Laporte plc
2.2(B)	Sale and Purchase Agreement, dated April 19, 2004 among mg technologies ag and MG North America Holdings Inc., as Sellers and other parties named as purchasers therein
4.1(D)	Form of Certificate of Common Stock
4.2(D)	Warrant Agreement, dated as of July 23, 2003, between Rockwood Holdings, Inc. and KKR Millennium Fund L.P.
4.3(D)	Registration Rights Agreement, dated as of November 20, 2000, among Rockwood Holdings, Inc., KKR 1996 Fund L.P. and KKR Partners II, L.P.
4.4(D)	First Amendment, dated as of July 23, 2003, to the Registration Rights Agreement, among Rockwood Holdings, Inc., KKR 1996 Fund L.P., KKR Partners II, L.P. and KKR Millennium Fund L.P.
4.5(A)	Indenture, dated as of July 23, 2003, among Rockwood Specialties Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee
4.6(D)	Supplemental Indenture, dated as of July 31, 2004, among Rockwood Specialties Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee
4.7(A)
Registration Rights Agreement, dated as of July 23, 2003, among Rockwood Specialties Group, Inc., the Guarantors named therein and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Goldman, Sachs & Co., as Initial Purchasers
4.8(D)
Stockholders Agreement, dated as of July 29, 2004, among Rockwood Holdings, Inc., KKR 1996 Fund, L.P., KKR Partners II, L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P., KKR European Fund, Limited Partnership and DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.
4.9(C)	Indenture, dated as of November 10, 2004, among Rockwood Specialties Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee
4.10(C)
Registration Rights Agreement, dated as of November 10, 2004, among Rockwood Specialties Group, Inc., the Guarantors named therein and Credit Suisse First Boston (Europe) Limited, Goldman, Sachs & Co., UBS Limited, Credit Suisse First Boston LLC, UBS Securities LLC, BNP Paribas Securities Corp., ING Financial Markets LLC, NatCity Investments, Inc., Rabo Securities USA, Inc. and WestLB AG, London Branch, as the Initial Purchasers
4.11(D)	Investors' Rights Agreement, dated as of November 20, 2000, among K-L Holdings, Inc., KKR 1996 Fund L.P., KKR Partners II L.P. and Merrill Lynch Capital Corporation
4.12(D)
Amendment and Supplement No. 1 dated as of February 7, 2001 to the Investors' Rights Agreement, dated as of November 20, 2000,among Rockwood Holdings, Inc., KKR 1996 Fund L.P., KKR Partners II, L.P., Merrill Lynch Capital Corporation and Allianz Lebensversicherungs—AG, Stuttgart

4.13(D)	Supplement No. 2 dated as of January 14, 2005 to the Investors' Rights Agreement, dated as of November 20, 2000, among Rockwood Holdings, Inc., Merrill Lynch Capital Corporation and SPCP Group, L.L.C.
4.14(D)	PIK Bridge Loan Agreement, dated as of November 20, 2000, among Rockwood Specialties Consolidated, Inc., the lenders named therein, Merrill Lynch Capital Corporation and Merrill Lynch International
4.15(D)
Amendment dated as of June 20, 2005 to the PIK Bridge Loan Agreement dated as of November 20, 2000 among Rockwood Specialties Consolidated, Inc. as borrower, SPCP Group, L.L.C., as Lender, and Allianz Lebensversicherungs—AG, Stuttgart, as Noteholder
4.16(E)
Amendment to Stockholders Agreement and Waiver, dated as of January 27, 2006, by and among Rockwood Holdings, Inc., KKR 1996 Fund, L.P., KKR Partners II, L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P., KKR European Fund, Limited Partnership and DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.C., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.
5.1**	Opinion of Simpson Thacher & Bartlett LLP
23.1**	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2**	Consent of Deloitte & Touche LLP relating to the Registrant
24.1**	Powers of Attorney of the directors and officers of the registrants (included in the signature pages to the registration statement)

*
To be filed by amendment or as an exhibit to a document to be incorporated by reference herein.

**
Filed herewith.

(A)
Incorporated by reference to Rockwood Specialties Group, Inc.'s Registration Statement on form S-4 (File No. 333-109686).

(B)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc filed on May 4, 2004.

(C)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc filed on November 12, 2004.

(D)
Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-122764).

(E)
Incorporated by reference to the Company's Current Report on Form 8-K filed on February 2, 2006.

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ABOUT THIS PROSPECTUS
OUR COMPANY
SELECTED FINANCIAL DATA
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF OUR CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
Rockwood Holdings, Inc. 100 Overlook Center Princeton, New Jersey 08540 Attention: Senior Vice President, Law & Administration
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX